PALMER SQUARE OPPORTUNISTIC INCOME FUND
2000 Shawnee Mission Parkway, Suite 300
Mission Woods, Kansas 66205

VIA EDGAR

June 23, 2017

Mr. Kenneth Ellington
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Re:	Palmer Square Opportunistic Income Fund -Shareholder Reports

This letter summarizes the comments provided by Mr. Kenneth Ellington of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on May 22, 2017, regarding Sarbanes Oxley Act review of shareholder reports on Form N-CSR for the Palmer Square Opportunistic Income Fund (811-22969) (the “Fund”). Responses to all the comments are included below:

1.
In the management discussions of fund performances (‘MDFP”), please add a statement that “for more recent updated information, please see financial highlights in this report” in the discussion of the funds’ expense ratios section in future reports.

Response: The Registrant will add the requested disclosure in future reports.

2.
Considering the Fund’s significant investments, 88% in “Asset-Backed Securities” as of July 31, 2016, please confirm that the Fund considers the underlying assets of the “Asset-Backed Securities” reported in the Schedule of Investments, in determining compliance with its investment concentration policy.

Response: The Registrant confirms that the classification of the underlying assets of Asset-Backed Securities” are included for purposes of determining the Fund’s investment concentration policy.

3.	Please explain why there was no variation margin reported for futures contracts on the Fund’s Statement of Assets and Liabilities.

Response: The Fund had one open futures contract as of July 31, 2016 and the variation margin amount was small and reported under the caption “Unrealized depreciation on open futures contracts” in the Statement of Assets and Liabilities. The Registrant will revise the caption to state “Due to broker - variation margin” in future reports.

4.
The Fund’s prospectus and the “Notes to Financial Statements” state the Fund’s advisor is permitted to seek reimbursement from the Fund of fees waived or payments made to the Fund for a period ending three full fiscal years after the date of the waiver or payment. The SEC staff’s position is that recoupment plans should be limited to three years from the date of the waiver/reimbursement and that recoupment of waived fees and reimbursed expenses is probable if the recoupment period is in excess of three years. Please state in the response letter whether the Registrant has performed an assessment for the recording of a liability pursuant to FASB ASC 946-20-25-4 and criteria (a), (b), and (c) of paragraph 36 of FASB Concepts Statement No. 6, and the criteria in FASB ASC 450-20-25-2 and its conclusions. In addition, please state in the response letter whether the Funds’ independent registered public accountant has reviewed the Registrant’s assessments and its conclusions.

Response: The Registrant has considered these factors in its assessment of criteria in FASB ASC 450-20-25-2. A fund is obligated to repay the advisor for expenses incurred previously only if, during a defined period, the fund can reduce its expense ratio to a low enough level to permit repayment, and the fund maintains that ratio at a sufficiently low level thereafter. While the Funds’ expense recoupment period is based on three full fiscal years after the date of the waiver or payment of expense reimbursements, the slightly longer period has little or no bearing on a Fund’s ability to attract assets at a sufficient size to operate at a reduced expense ratio to a low enough level to permit repayment. Even if a fund were to achieve such an asset level, there is no certainty that the fund will be able to maintain those assets for the duration of the recoupment period due to factors outside of the controls of the fund such as significant redemption of shares by investors and or market depreciation. Therefore, the Registrant does not believe it meets the “probable” criteria for the accrual of a liability pursuant to FASB ASC 450-20-25-2. The Registrant will present its assessment of FASB 450-20-25-2 with its independent registered public accountant.

5.
For future reports, add disclosures in the Fund’s prospectus and shareholder reports that the recapture provision is limited to the lesser of (1) the expense cap in effect at the time of waiver, and (2) the expense cap in effect at the time of recapture. See 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.

Response: The Registrant confirms that any recapture provision is limited to the lesser of (1) the expense cap in effect at the time of waiver, and (2) the expense cap in effect at the time of recapture, and will revised the footnote accordingly in future prospectuses and shareholder reports.

Response: The Registrant will make the requested disclosure in future reports.

6.
Please confirm that income from residual or subordinated notes in CLO vehicles were recognized using the effective interest method based on estimate of expected future cash flows in accordance with ASC 325-40 “Beneficial Interests in Securitized Financial Assets”. In addition, please add disclosures of this accounting policy in future reports.

Response: The Fund recognizes income from residual or subordinated notes in CLOs when received because expected future cash payments cannot be reliably estimated. To the extent that expected future cash flows from residual or subordinated notes in CLOs can be reliably estimated, the Fund will recognize income using the effective interest method. The Registrant will add disclosure on income recognition policies for residual of subordinated notes in CLOs in future reports.

* * * * *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact the undersigned. Thank you.

Sincerely,

/s/RITA DAM
Rita Dam
Assistant Treasurer
626-914-1041

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